Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
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Email: info@silvercorp.ca
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PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	June 5, 2012

SILVERCORP REPORTS SIGNIFICANT GAIN IN MEASURED AND INDICATED MINERAL RESOURCES AND PROVEN AND PROBABLE MINERAL RESERVES AT THE YING SILVER-LEAD-ZINC MINING DISTRICT, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – June 5, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to report the results of an updated National Instrument (“NI”) 43-101 Technical Report with an effective date of May 1, 2012, prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) covering the SGX (/HZG), HPG, and TLP / LM underground mines on the Ying silver-lead-zinc property in Henan Province, China (the “Ying 2012 Technical Report”). The previous May 20, 2011 NI 43-101 Technical Reports were prepared by other parties, and covered the SGX, HPG and TLP / LM mines in three separate reports (the “Ying 2011 Technical Reports”).

The five authors of the Ying 2012 Technical Report all qualify as independent Qualified Persons. Four of the authors visited the Ying Property in February 2012 with one additional visit made by one of the authors in April 2012. AMC examined all aspects of the project, including drill core, exploration sites, underground workings, processing plant and surface infrastructure. The Ying 2012 Technical Report will be made available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca in due course.

Highlights of the Ying 2012 Technical Report

➢

Reported mineral resources of 9.21 million tonnes (inclusive of mineral reserves) in the Measured and Indicated categories grading 324 grams per tonne (g/t) silver (Ag), 0.16 g/t gold (Au), 5.14% lead (Pb), and 1.83% zinc (Zn), containing 95.89 million ounces (oz) silver, 46,300 oz gold, 473,200 tonnes lead, and 168,800 tonnes zinc, representing a 28% increase in contained silver in Measured and Indicated Resources compared to the 2011 Technical Reports whereas the silver grade is reduced by 19%;

➢

Defined mineral reserves of 9.79 million tonnes in the Proven and Probable categories grading 251 g/t Ag, 0.06 g/t Au, 4.05% Pb, and 1.40% Zn, containing 78.89 million oz silver, 18,900 oz gold, 396,300 tonnes lead, and 137,200 tonnes zinc. In comparison with the 2011 Technical Reports, contained silver in Proven and Probable Reserves is up 36% whereas the silver grade is reduced by 8%;

➢

Based on Proven and Probable reserves, the Ying mine complex is a viable operation with a projected Life of Mine (LOM) through to 2023 assuming an annual average production rate of approximately 6 million ounces of silver. It also has the potential for an extended LOM via further exploration and development, particularly in areas of inferred resources.

➢	The results of the 2011 underground drilling program at the SGX mine show that most of the major mineralized vein structures at the SGX area are still open at depth.

➢	Under plausible price and cost scenarios, Net Present Values (“NPVs”) range from US$760 million to US$1,132 million at an 8% discount rate, with a base case NPV of US$896.6 million.

2012 Mineral Resource and Reserve Summary

Between 2004 and 2010, Silvercorp completed 1,291 underground diamond drill holes and 239 surface holes, for a total of approximately 417,000 metres (m). In 2011, an additional 453 underground holes and 16 surface holes were drilled for a total of approximately 175,000m. Most drill core (core) is NQ-sized.

Other than drilling, the projects have been explored primarily from underground workings. The workings follow the vein structures along strike, on levels spaced approximately 40m apart. Chip samples across the structures are collected at 5m intervals. In 2011, Silvercorp conducted a major exploration program with the objective of upgrading confidence in the Indicated and Inferred Resources, to test the down-dip extension of the major mineralized vein structures, and to explore new target areas. It included 41 km of tunneling and the collection of over 10,000 channel / chip samples.

Mineral Resources: A total of 9.21 million tonnes (inclusive of mineral reserves) grading 324 g/t Ag, 0.16 g/t Au, 5.14% Pb, and 1.83% Zn of Measured and Indicated Resources and 4.74 million tonnes containing 294 g/t Ag, 4.01% Pb, and 1.55% Zn of Inferred Resources were estimated in the Ying 2012 Technical Report as detailed in the Table below.

Table 1. Ying Mining District - Measured & Indicated Mineral Resources
(Inclusive of Mineral Reserves)

Resource Category	Tonnes (M)	Average Grades in Resource					Metals contained in Resource
		Au	Ag	Pb	Zn	Cu	Au	Ag	Pb	Zn	Cu
		(g/t)	(g/t)	(%)	(%)	(%)	(oz)	(M oz)	(t)	(t)	(t)
SGX , Ag Equiv. Grade≥150 g/t
Measured	1.43	-	430	8.26	4.33	-	-	19.81	118,400	62,100	-
Indicated	2.12	-	422	7.45	3.67	-	-	28.78	158,100	77,800	-
Total	3.56	-	425	7.78	3.93	-	-	48.59	276,500	139,900	-
HZG (Cu), Ag Equiv. Grade≥100 g/t
Measured	0.13	-	473	1.25	0.36	0.61	-	2.03	1,700	500	800
Indicated	0.28	-	347	1.13	0.21	0.38	-	3.13	3,200	600	1,100
Total	0.41	-	388	1.17	0.26	0.46	-	5.16	4,800	1,100	1,900
HPG, Ag Equiv. Grade≥100 g/t
Measured	0.23	0.87	110	5.98	1.37	-	6,400	0.81	13,600	3,100	-
Indicated	0.34	1.5	94	3.54	2.29	-	16,600	1.04	12,100	7,800	-
Total	0.57	1.25	101	4.51	1.92	-	23,000	1.84	25,700	11,000	-
TLP, Ag Equiv. Grade≥100 g/t
Measured	0.45	-	195	4.83	0.31	-	-	2.85	22,000	1,400	-
Indicated	2.17	-	189	3.65	0.29	-	-	13.20	79,200	6,200	-
Total	2.62	-	190	3.86	0.29	-	-	16.05	101,200	7,600	-
LM, Ag Equiv. Grade≥100 g/t
Measured	0.17	-	452	3.45	0.36	-	-	2.52	6,000	600	-
Indicated	1.86	-	363	3.17	0.47	-	-	21.71	58,900	8,700	-
Total	2.03	-	371	3.19	0.46	-	-	24.23	64,900	9,300	-
LM Au , Ag Equiv. Grade≥100 g/t
Indicated	0.02	48.04	27	0.08	0.04	2.87	23,400	0.01	<100	<100	400
Total	0.02	48.04	27	0.08	0.04	2.87	23,400	0.01	<100	<100	400
Resource	Tonnes	Average Grades in Resource					Metals contained in Resource
Category	(M)	Au	Ag	Pb	Zn	Cu	Au	Ag	Pb (t)	Zn (t)	Cu

		(g/t)	(g/t)	(%)	(%)	(%)	(oz)	(oz)			(t)
Measured	2.42	0.08	369	6.88	3.22		6,400	28.02	161,600	67,700	800
Indicated	6.79	0.18	311	4.59	1.49		40,000	67.88	311,600	101,100	1,500
Total	9.21	0.16	324	5.14	1.83		46,300	95.89	473,200	168,800	2,300

Table 2. Ying Mining District - Inferred Mineral Resource

Resource Category	Tonnes (M)	Average Grades in Resource					Metals contained in Resource
		Au	Ag	Pb	Zn	Cu	Au	Ag	Pb	Zn	Cu
		(g/t)	(g/t)	(%)	(%)	(%)	(oz)	(M oz)	(t)	(t)	(t)
SGX , Ag Equiv. Grade≥150 g/t
Inferred	1.51	-	328	6.76	3.78	-	-	15.88	101,800	57,000	-
HZG (Cu), Ag Equiv. Grade≥100 g/t
Inferred	0.17	-	282	1.26	0.28	0.32	-	1.57	2,200	500	600
HPG, Ag Equiv. Grade≥100 g/t
Inferred	0.14	1.1	105	3.79	1.15	-	5,100	0.49	5,500	1,700	-
TLP, Ag Equiv. Grade≥100 g/t
Inferred	1.43	-	207	3.24	0.45	-	-	9.53	46,500	6,500	-
LM, Ag Equiv. Grade≥100 g/t
Inferred	1.49	-	365	2.31	0.52	-	-	17.41	34,400	7,700	-
Total for Ying Property
Inferred	4.74	0.11	294	4.01	1.55		5,100	44.88	190,300	73,300	600
Notes to Resource Statement:
1.	The AgEq (“silver-equivalent”) formula is as follows:

AgEq (g/t) = (Ag g/t * Ag recovery) + ((Au g/t * Au price per g * Au recovery) / Ag price per g) + ((Pb% * Pb price * Pb recovery * 22.0462) / Ag price per g) + ((Zn% * Zn price * Zn recovery * 22.0462) / Ag price per g). Note that copper is not a contributor and gold only contributes when there is a gold recovery value.

2.	In calculating AgEq grades, metal prices used are Au: US$1,250/troy ounce; Ag: US$19.00/troy ounce; Pb and Zn: US$1.00/pound.
3.	The metal recoveries used are based on actual plant operating data for the individual ores, as summarized for 2011 in Table 4 below.
4.

The minimum cut-off thickness for mineralization is 0.3m as resue mining is one of the methods used. For high grade zones less than 0.3m, grade times width calculations are undertaken to determine the minimum grade.

5.	Exclusive of mine production to 31 December 2011.
6.	Rounding may result in minor discrepancies in totals.

The Proven and Probable Reserves are sufficient to support a mine life to 2023 assuming an annual average production rate of approximately 6 million ounces of silver. Through extensive exploration and drilling, Silvercorp has successfully increased mine life to 2023 after 6 years of profitable mining operation at the Ying Mining district. Silvercorp is planning on completing a further 100,000 metres of tunneling and 144,200 metres of surface and underground drilling at the five mines of the Ying District during the fiscal 2013 to further expand current resources, and with a view to increase current production capacity. Results of the 2011 underground drilling program show that most of the major mineralized vein structures at the SGX area are still open at depth.

Mineral Reserves

Mineral reserve estimates are based on the assumption that the current stoping practices of cut and fill resuing and shrinkage stoping will continue to be predominant. The sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum extraction widths of 0.3m for resuing and 0.8m for shrinkage are assumed. AMC has observed the mining methods at Ying and considers these widths to be reasonable.

Mining dilution and recovery factors vary from mine to mine and with mining method. Unplanned dilution factors calculated by AMC average 41% for resuing and 28% for shrinkage, while assumed mining recovery factors are 95% for resue stopes and 92% for shrinkage stopes.

The Ying 2012 Technical Report defined mineral reserves of 9.79 million tonnes in the Proven and Probable categories grading 251 g/t Ag, 0.06 g/t Au, 4.05% Pb, and 1.40% Zn, containing 78.89 million oz silver, 18,900 oz gold, 396,300 tonnes lead, and 137,200 tonnes zinc.

Table 3. Ying Mining District - Mineral Reserves

Mines	Categories	Tonnes (million)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Reserves
							Au (oz)	Ag (million oz)	Pb (t)	Zn (t)
SGX	Proven	1.56		332	6.37	3.35		16.67	99,500	52,300
	Probable	2.16		354	6.26	2.74		24.60	135,300	59,200
Total Proven & Probable		3.72		345	6.31	3		41.29	234,900	111,700
HZG	Proven	0.13		384	0.96	0.27		1.66	1,300	400
	Probable	0.25		297	0.95	0.19		2.37	2,400	500
Total Proven & Probable		0.38		327	0.96	0.22		4.02	3,700	800
HPG	Proven	0.24	0.63	90	5.05	1.11	4,900	0.69	12,100	2,700
	Probable	0.39	1.14	73	2.83	1.87	14,300	0.92	11,000	7,300
Total Proven & Probable		0.63	0.95	79	3.67	1.58	19,200	1.60	23,100	10,000
TLP	Proven	0.45		135	3.48	0.23		1.97	15,800	1,000
	Probable	2.10		124	2.87	0.25		8.37	60,300	5,300
Total Proven & Probable		2.55		126	2.98	0.25		10.35	76,100	6,400
LM	Proven	0.23		283	1.96	0.23		2.09	4,500	500
	Probable	2.27		268	2.39	0.35		19.59	54,300	8,000
Total Proven & Probable		2.50		269	2.35	0.34		21.65	58,800	8,500
Ying Mine	Proven	2.62	0.06	274	5.08	2.17	4,900	23.08	133,100	56,800
	Probable	7.17	0.06	242	3.67	1.12	14,300	55.81	263,300	80,300
Total Proven & Probable		9.79	0.06	251	4.05	1.40	19,200	78.89	396,300	137,200
Notes to Reserve Statement:
1.	AgEq calculation, metal prices, and metal recoveries are the same as for mineral resource.
2	Stope Cut-off grades of 120 g/t AgEq for SGX and 110 g/t for all other mines.
3.	Vein development cut-off grades of 45 g/t AgEq for SGX, 50 g/t AgEq for HZG, LM and TLP, and 55 g/t AgEq for HPG
4.	Operating costs of $61/t other than $56/t for TLP mine.
5.	No value ascribed to Zn at HZG, HPG and LM mines.
6.	Processing recovery factors as in Table 4 below.
7.	Exclusive of mine production to 31 December 2011.
8.	Rounding may result in minor discrepancies in totals.

Table 4. Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	SGX	HZG	HPG	LM	TLP
Foreign Exchange Rate (RMB:US$)	6.35	6.35	6.35	6.35	6.35
Operating Costs
Sustaining Capital ($/t)	8.71	5.49	6.59	4.49	5.69
Mining Cost ($/t)	40.68	40.67	40.50	39.88	34.75
Hauling cost ($/t)	3.95	4.04	4.23	3.08	3.12
Milling cost ($/t)	10.68	11.20	10.67	10.59	10.56
G&A and Product Selling Cost ($/t)	3.72	3.56	4.00	5.24	5.49
Mineral resources tax ($/t)	1.95	1.95	1.95	1.95	1.95
Total Operating Costs (US$/t)	69.69	66.91	67.94	65.23	61.56
Mill Recoveries
Au (%)					86.2
Ag (%)	92.4	94.6	90.4	93.4	87.0
Pb (%)	96.3	92.1	91.3	93.4	93.2
Zn (%)	75.7				57.9
Cut-off Grades Used (AgEq g/t)	120	110	110	110	110

The report states “The Ying mine complex has a projected Life of Mine (LOM) through to 2023 based on Proven and Probable Reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.”

Comparison of the 2012 Mineral Resource and Reserve Estimates with the 2011 Estimates

In comparison to the 2011 resource estimates in the 2011 Technical Reports, contained metal in the 2012 Measured and Indicated Resources (inclusive of Mineral Reserves estimates) increased by 28% for silver, 14% for lead and 13% for zinc. Average grades were lowered by 19% for silver, 27% for lead, and 27% for zinc. The increase in contained silver, lead and zinc was achieved even with the Ying Mining District producing 5.6 million ounces of silver, 72.4 million pounds of lead and 13.5 million pounds of zinc, and 3,600 ounces of gold, during the fiscal year ending March 31, 2012.

In the 2012 Ying Technical Report, contained metal in combined Proven and Probable Reserves increased by 36% for silver, 28% for lead and 58% for zinc, compared to the 2011 reserve estimates; average grades were lowered by 8% for silver and 14% for lead but increased by 6% for zinc.

The changes to Measured and Indicated Resources and to Proven and Probable Reserves are attributed primarily to an extensive exploration program comprising of 174,086m of diamond drilling and 40,827m of tunneling in 2011 which has extended known mineralized veins and made new discoveries, and to the conversion of Inferred Resources to Measured / Indicated Resources.

The decrease in average resource and reserve grades (except for zinc for mineral reserves) is attributed mainly to cut-off grade reductions (refer to Table 4 for 2012 mineral reserve cut-off grades). For the 2012 mineral resources, cut-off grades were reduced from 300 g/t to 150 AgEq for the SGX deposit and from 150 g/t to 100 g/t AgEq for the HZG, HPG, and TLP/LM deposits. For the 2012 mineral reserves, cut-off grades were reduced from 161 g/t to 120 g/t for the SGX deposit, from 149 g/t to 110 g/t AgEq for the HPG deposit, from 147.5g/t to 110 g/t AgEq for the TLP/LM deposits and from 161 g/t to 110 g/t AgEq for the HZG deposit.

Relative to 2011 estimates, contained metal in the 2012 Inferred Resources decreased by 52% for silver, 67% for lead and 66% for zinc. These decreases are due to the conversion of Inferred Resources to Measured and Indicated categories by extensive tunneling and drilling in 2011, and to a change in the grade interpolation approach in 2012.

For the 2011 resource estimate, Inferred Resources were estimated by applying a “mineralization ratio” (MR). This ratio was based upon the length of the tunnel or drift along the vein having values above the AgEq cut-off grade divided by the total length of the tunnel or drift. The MR was used to estimate the portion (tonnage) of the Inferred Resource block above the cut-off.

For the 2012 Ying Technical Report, Inferred Resource blocks are extrapolated beyond Indicated Resource blocks subject to additional criteria such as the presence of drill holes outside of the Indicated block, limits of 100m along the dip direction and 50m along strike from holes closest to the boundary of Indicated Resource blocks, and geological interpretations.

Main Infrastructure, including Tailings Dam

Silvercorp runs two processing plants, Plants 1 and 2, at the Ying Mine with a total current design capacity of 2,600 tpd. The two plants are situated within 2 km of each other and are about 10 km from the mine sites. Both were designed based on the lab tests completed by HNMRI in 2005. Plant 1 (Xiayu Plant, 600 tpd) has been in operation since March, 2007. Plant 2 (Zhuangtou Plant) has been in production since December 2009, with an expansion from 1,000 tpd to 2,000 tpd completed in October 2011. It is expected that, for 2012, the actual capacity will reach 3,000 – 3,350 tpd.

The overall processes of the two plants are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. Plant 1 also has a lead / copper flotation separation circuit for use when treating high grade copper ore. Plant 1 feed (37% of combined Plant 1/2 feed) comprises mainly low grade ore from LM, HPG and HZG, while Plant 2 feed (63% of combined Plant 1/2 feed) comprises mostly high lead grade ore from SGX and TLP.

To maximize profits, high grade lead concentrate from Plant 2 is blended with middle grade lead concentrate from Plant 1, and high grade zinc concentrate from Plant 2 is blended with low grade zinc concentrate from Plant 1 before shipment to clients.

There are two tailings management facilities (TMF): TMF1, adjacent to and serving Plant 1, and TMF 2, adjacent to and serving Plant 2. TMF 2 is new and was operational in March 2012. Design of the dams was undertaken by Chinese design / engineering institutes and site-specific risk assessment such as geotechnical risk was carried out by Henan Luoyang Yuxi Hydrological & Geological Reconnaissance Company. Flood and safety calculations have been performed in accordance with Chinese standards which require flood control measures to meet a 1 in 100 year recurrence interval with a 1 in 500 year probable maximum flood criterion. The calculated factors of safety are consistent with Chinese practice requirements, although they are lower than those required by international practices.

The TMFs have working volumes of 2.4 Mm3 and 5.4 Mm3 respectively and a remaining life of 16 years and 14 years based on the projected production rates in the LOM schedule. The TMF capacities are more than adequate for the tonnage of tailings in the production schedule proposed in this report. About 75% of the process water is recycled to the plants.

Each mine in the Ying Property has a number of mine waste dumps. Those for SGX, HZG and HPG are sufficient for the envisaged life of mine production, while additional waste dumps will be constructed at LM and TLP to ensure adequate capacity. Total current capacity is around 3 million m3.

Environmental, Permitting, Social / Community Impact

Silvercorp has all the required permits for its operations on the Ying Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Some of the Measured and Indicted Resources lie below the lower depth limits of the current mining permits. However, AMC is satisfied that there is no material risk of Silvercorp not being granted approval to extend the lower depth limits to develop these resources as and when required. Five safety certificates and five environmental certificates have been issued by the relevant government departments, for each of which there is a related mine development/utilization and soil/water conservation program, and rehabilitation plan.

There are no cultural minority groups within the area surrounding the general project and no records of cultural heritage sites exist within or near the SGX and HPG project areas. The mining areas do not cover any natural conservation, ecological forests or strict land control zones, current vegetation being mainly secondary, including farm plantings. Larger wild mammals have not been found in the region.

Capital and Operating Costs

The principal capital requirement in the Ying district is for mine development. Projected processing plant capital requirements are minimal as plant capacity has already been expanded to meet the forecast mine production.

Mining LOM capital costs are summarized by mine in Table 5; the processing LOM sustaining capital is also included as the final line in this table.

Table 5. Total LOM Capital Cost – Ying Property

	Mine	Total (M)
RMB¥	SGX	¥27.2
	HZG	¥33.6
	HPG	¥12.5
	TLP	¥12.1
	LM	¥50.0
	Total Mining	¥135.5
US$	SGX	$4.3
	HZG	$5.3
	HPG	$2.0
	TLP	$1.9
	LM	$7.9
	Total Mining	$21.3
	Processing Sustaining	$0.5

Projected 2012 operating costs are summarized by mine in Table 6. AMC considers these costs to be reasonable for the methods and technology used and the scale of the operations.

Table 6. Operating Cost Summary (2012 US$)

Cost Item (US$/t ore)	SGX	HZG	HPG	LM	TLP
Mining Cost	40.68	40.67	40.50	39.88	34.75
Hauling cost	3.95	4.04	4.23	3.08	3.12
Milling cost	10.68	11.20	10.67	10.59	10.56
G&A and Other Cost	3.72	3.56	4.00	5.24	5.49
Mineral resources tax	1.95	1.95	1.95	1.95	1.95

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour in approximate proportion of 40/40/20 respectively. “G&A and Other” cost includes an allowance for tailings dams and other environmental costs. The major capital expenditure on the two tailings storage facilities has already been expended and the ongoing costs associated with progressively raising the dam with tailings are regarded as an operating cost.

Economic Analysis

Although Ying is a producing property and therefore does not automatically require an economic analysis to be compliant with NI 43-101, AMC believes it appropriate to include a summary economic analysis because of the material changes to Mineral Reserve estimations and to the LOM production schedule, with some mines undergoing significant expansion.

The Ying District is largely a mature operation and capital requirements are relatively low. The key parameter in producing a cash flow forecast is therefore the metal price forecast. AMC has used the same metal prices for the forecast as used in the reserve estimate (see above).

Operating costs are assumed to be subject to a 5% annual escalation factor on the 2012 operating costs tabulated above, due largely to an expectation of rising labour costs in China. The only tax considered in the cash flow forecast is the Mineral Resources Tax, equivalent to US$1.95/ tonne of ore. As this tax is equivalent to a royalty, the cash flow forecast is essentially pre-tax. An exchange rate US$: RMB of 6.3 has been used.

Based on the metal price assumptions and other considerations above, the base case NPV at 8% discount rate is US$897M. There are no expected negative cash flow years and most project capital is already sunk. Over the life of the mines, 60% of the net revenue comes from silver, 34% from lead and only 6% from zinc.

As the capital cost component is small, the main sensitivities arise from metal prices and potential operating costs increases. Some plausible price and cost scenarios have been analyzed and the resultant NPVs at an 8% discount rate range from US$760M to US$1,132M, demonstrating that the project is extremely robust.

Full details of the economic analysis, including all assumptions will be set out in detail in section 22 of the Ying 2012 Technical Report.

Qualified Persons

P R Stephenson, P.Geo, H A Smith, P.Eng, B O Connor, P.Geo, A Riles, MAIG, and M Molavi, P.Eng of AMC Mining Consultants (Canada) Ltd. are Qualified Persons as defined by National Instrument 43-101. P R Stephenson, A Riles and M Molavi1 have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

_______________________________________________
1 B O`Connor and H A Smith were not available to review the release at the time of its preparation

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.